INTELLIHOME, INC.
5150 FRANZ RD., SUITE 100
KATY, TEXAS 77493
TELEPHONE (281) 391-4199
FACSIMILE (281) 391-0624

June 27, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:      Pamela Long

RE:	IntelliHome, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed May 8, 2007
File No. 333-140204

Dear Ms. Long:

Filed simultaneous herewith, via EDGAR, please find Amendment No. 2 to the above referenced Form SB-2 Registration Statement.

Set forth below are the Staff’s comments, as set forth in the Staff’s letter dated May 24, 2007, followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

General

SEC Comment:

1.	Please note the updating requirements of Item 310(g) of Regulation S-B and include interim financial information accordingly.

Company Response:

The financial statements have been updated in accordance with Item 310(g) of Regulation S-B.

U.S. Securities and Exchange Commission
June 27, 2007

Summary, page 1

SEC Comment:

2.
We note your response to comment 5 in our letter dated February 21, 2007. Please also provide prominent disclosure in the Summary section that you have received a going concern opinion from your auditors.

Company Response:

Disclosure has been added in the Summary section regarding the going concern opinion.

Recent Financing Transaction, page 1

SEC Comment:

3.
We note your response to comment 3 in our letter dated February 21, 2007. Please disclose the conversion rate for the Series A convertible preferred stock. Also clarify that each unit consisted of 1,000 shares of common stock and 9,000 shares of preferred stock, and disclose the total number of shares of common stock and shares of Series B convertible preferred stock that were sold in August 2006 and January 2007.

Company Response:

The Recent Financing Transactions discussion has been revised to add the conversion rate of the Series A convertible preferred stock, to clarify that each unit consisted of 1,000 shares of common stock and 9,000 shares of preferred stock and to disclose the number of shares of common stock and Series B convertible preferred stock sold in August 2006 and January 2007.

Where You Can Find More Information, page 11

SEC Comment:

4.
We note your response to comment 9 in our letter dated February 21, 2007. Please remove the second paragraph in this section, which states that each statement describing documents are qualified in all respects by reference to exhibits, as this is inconsistent with Rule 411 of Regulation C.

Company Response:

The referenced paragraph has been deleted.

U.S. Securities and Exchange Commission
June 27, 2007

Management’s Discussion and Analysis or Plan of Operation, page 14

SEC Comment:

5.
In response to comment 10 in our letter dated February 21, 2007, you revised the discussion of your revenue recognition policies on pages 18 and F-9 to state installation fees and monitoring fees from the sale of security monitoring services are treated as separate units of accounting. Please clarify whether the arrangement consideration is allocated to these separate units of accounting based on their relative values (the relative fair value method) or you use another method. Also, we note the discussion of revenue recognition of monitoring fees. Please disclose your method of recognizing revenue for installation fees unit of accounting within your multiple deliverable contracts for security services.

Company Response:

The discussions of revenue recognition in MD&A and in the footnotes to the financial statements have been revised to clarify the method of allocating consideration among separate units of accounting.

SEC Comment:

6.
Consider revising your disclosure in MD&A and the footnotes to further distinguish between “installation fees” related to security monitoring contracts and “installation fees,” which refers to arrangements to install integrated cabling, principally to builders. The use of a different term for one of those revenue streams or clearer segregation between your description of policies relating to security monitoring and integrated cabling may result in clearer disclosure.

Company Response:

MD&A and the footnotes have been revised to further clarify the distinction between installation of monitoring equipment and the actual monitoring of that equipment.

Exhibits

SEC Comment:

7.	We note your response to comment 24 in our letter dated February 21, 2007. Please refile the executed versions of exhibits 10.7 and 10.8.

U.S. Securities and Exchange Commission
June 27, 2007

Company Response:

Exhibits 10.7 and 10.8 have been refiled as executed.

Report of Independent Registered Public Accounting Firm, page F-1

SEC Comment:

8.	Please have your auditors provide a report that covers the two fiscal years presented for your statements of operations, shareholders’ deficit and statements of cash flows.

Company Response:

The audit report has been revised to reference the two fiscal years.

Note 1 – Summary of Significant Accounting Policies, page F-8

SEC Comment:

9.
We note the revisions made in response to comment 12 in our letter dated February 21, 2007 and the statement on page F-9 that “chargebacks are charged against the accounts receivable.” Please revise to clarify whether the chargebacks are presented as an expense or a reduction of revenue on the income statement. Also, disclose the amount of chargebacks in each period presented.

Company Response:

The Income Recognition discussion has been revised to clarify the treatment of chargebacks and to quantify chargebacks in each period.

Exhibit 5.1 – Legal Opinion

SEC Comment:

10. Please date and refile the executed opinion.

Company Response:

The legal opinion has been dated and refiled as executed.

U.S. Securities and Exchange Commission
June 27, 2007

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

/s/ Mark Trimble
Mark Trimble
President

cc:	Michael Sanders, Esq.
John Lovelace